Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2020

You are receiving this notification as Wheaton Precious Metals Corp. (the “Company”) uses the notice and access model for the delivery of its information circular to its shareholders in respect of its annual and special meeting of shareholders to be held on May 14, 2020 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2019 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint and it should also reduce the Company’s printing and mailing costs.

All Shareholders are encouraged to review the Notice of 2020 Annual and Special Meeting of Shareholders and Information Circular for important information concerning COVID-19 and the Meeting.

MEETING DATE AND LOCATION

Important Meeting Information
Date	Ú May 14, 2020
Time	Ú 10:30a.m. (Vancouver Time)
Webcast	Ú Ú Live audio webcast accessed from www.wheatonpm.com or by calling toll free Canada/US 1-888-231-8191 or 1-647-427-7450 and using passcode 8687385
Location	Ú Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•                  FINANCIAL STATEMENTS: To receive the audited consolidated financial statements for the year ended December 31, 2019 and the report of the auditors thereon.

•                  ELECTION OF DIRECTORS: To elect the ten director nominees. See the section entitled “Election of Directors” in the Information Circular.

•                  APPOINTMENT OF AUDITORS: To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2020 and to authorize the directors to fix the auditors’ remuneration. See the section entitled “Appointment of Auditors” in the Information Circular.

•                  SAY ON PAY: To approve a non-binding advisory resolution on the Company’s approach to executive compensation. See the section entitled “Executive Compensation” and “Say On Pay Advisory Vote” in the Information Circular.

•                  OTHER BUSINESS: To transact any other business which may properly come before the Meeting or any adjournment of the Meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING. SEE BELOW AND OVER FOR HOW TO VIEW INFORMATION CIRCULAR.

WEBSITES WHERE INFORMATION CIRCULAR IS POSTED

The Information Circular can be viewed online under the Company’s profile at www.sedar.com or on the United States Securities and Exchange Commission website at www.sec.gov or at the Company’s website at www.wheatonpm.com/Investors/annual-general-meeting.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

Shareholders who wish to receive paper copies of the Information Circular may request copies by calling toll-free at 1-888-433-6443 or by emailing fulfilment@astfinancial.com.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Information Circular in advance of the proxy deposit date and Meeting. The Information Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Information Circular with this notification. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and relevant management’s discussion and analysis on the form of proxy or voting instruction form, as applicable.

VOTING

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

CANADA AND UNITED STATES

FACSIMILE:                                                                             Fax to AST Trust Company (Canada) at 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America).

INTERNET:                                                                                  Go to www.astvotemyproxy.com and follow the instructions. You will need the 13-digit control number located on the proxy.

E-MAIL:                                                                                                      Send to proxyvote@astfinancial.com.

MAIL:                                                                                                                   Complete the form of proxy or any other proper form of proxy, sign it and mail it to AST Trust Company (Canada) at:

AST Trust Company (Canada)

Proxy Dept., P.O. Box 721

Agincourt, Ontario M1S 0A1

Beneficial (or Non Registered) Holders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

	CANADA		UNITED STATES

MAIL:	Data Processing Centre	MAIL:	Proxy Services
	P.O. Box 3700, STN		PO Box 9104
	INDUSTRIAL PARK		Farmingdale, New York
	Markham, Ontario L3R 9Z9		11735-9533 USA
Canada

TELEPHONE:	English: 1-800-474-7493	TELEPHONE:	1-800-454-8683

French: 1-800-474-7501

FACSIMILE:	Fax to 1-905-507-7793

INTERNET:	Go to www.proxyvote.com and follow the instructions using the 16 digit control number included in your voting instruction form.	INTERNET:	Go to www.proxyvote.com and follow the instructions using the 16 digit control number included in your voting instruction form.

QR CODE:	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.	QR CODE:	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.

Shareholders with questions about notice and access can call toll free at 1-800-380-8687.